UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
6-K/A
(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE
13a-16
OR
15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September, 2022
Commission File Number
001-39349

DoubleDown Interactive Co., Ltd.
(Exact name of registrant as specified in its charter)

Joseph A. Sigrist, Chief Financial Officer
c/o DoubleDown Interactive, LLC
605 5
th
 Avenue, Suite 300
Seattle, WA 98104
+1-206-408-4545
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F
or Form
40-F.  ☒  Form
20-F    ☐  Form
40-F
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(1):  ☐
Note
: Regulation
S-T
Rule 101(b)(1) only permits the submission in paper of a Form
6-K
if submitted solely to provide an attached annual report to security holders
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(7):  ☐
Note
: Regulation
S-T
Rule 101(b)(7) only permits the submission in paper of a Form
6-K
if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form
6-K
submission or other Commission filing on EDGAR.

EXPLANATORY NOTE
This report on Form
6-K/A
(this “
Amendment
”) amends the report on Form
6-K
previously furnished on August 9, 2022 (the “
Original
6-K
”) to (i) provide the unaudited consolidated financial statements for the three and six months ended June 30, 2022 (the “
Interim Financial Statements
”) of DoubleDown Interactive Co., Ltd. set forth on Exhibit 99. 1 to this Amendment using Inline eXtensible Business Reporting Language (“
iXBRL
”), in accordance with Section 405 of
Regulation S-T
and Paragraph C.(6)(b) of the General Instructions to Form
6-K,
and (ii) correct a rounding error with respect to the amount of total shareholders’ equity as of June 30, 2022 on page
F-4
of the Interim Financial Statements.
The Interim Financial Statements were previously furnished without iXBRL as Exhibit 99.2 to the Original
6-K.
Except as described above, this Amendment does not amend, update or restate any information set forth in the Original
6-K
or reflect any events that occurred subsequent to the original date of the Original
6-K.
EXHIBIT INDEX

Exhibit No.	Description

99.1	Unaudited consolidated financial statements for the three and six months ended June 30, 2022

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOUBLEDOWN INTERACTIVE CO., LTD.

Date: September 7, 2022	By:	/s/ Joseph A. Sigrist
		Name:	Joseph A. Sigrist
		Title:	Chief Financial Officer